

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 17, 2009

Mr. Gary Brown
Chief Financial Officer
Silver Wheaton Corp.
666 Burrard Street, Suite 3150
Vancouver, BC V6C 2X8

      Re: Silver Wheaton Corp.
              Form 40-F for the Fiscal Year Ended December 31, 2008,
              As Amended
              Filed March 31, 2009 and April 1, 2009
              File No. 001-32482

Dear Mr. Brown:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director